SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

Commission File No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is being filed to update the U.S. GAAP reconciliation included in the Annual Report on Form 40-F for the year ended December 31, 2008 of TransCanada PipeLines Limited (the “Company”) to reflect changes due to the adoption of a new accounting standard that required retrospective adoption as described below.  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 160 Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51.  As required by SFAS 160, the Company has reclassified its non-controlling interests on the income statement and balance sheet. On the balance sheet, non-controlling interests are now presented in the equity section.  On the income statement, consolidated net income includes both the Company’s and the non-controlling interests’ share of net income.  In addition, consolidated net income attributable to the Company and the non-controlling interests are separately disclosed.  This reclassification has been applied retrospectively as required.

The Company is filing this Report on Form 6-K to reflect the impact of the adoption of this new standard on the previously issued U.S. GAAP reconciliation.  This will permit the Company to incorporate this U.S. GAAP reconciliation by reference in future SEC filings.

As this Report on Form 6-K is being filed only for the purpose described above, the other information in the Company’s Annual Report on Form 40-F remains unchanged.  No other modifications have been made in this Report on Form 6-K to change or update disclosures in the Company’s 2008 Form 40-F except as described above.  Information in the Company’s 2008 Form 40-F not affected by this Report on Form 6-K is unchanged and reflects disclosure made at the time of the filing of the Company’s 2008 Form 40-F with the Securities and Exchange Commission on February 26, 2009.  Accordingly, this Report on Form 6-K should be read in conjunction with the Company’s 2008 Form 40-F and the Company’s filings made with the Securities and Exchange Commission subsequent to the filing of the Company’s 2008 Form 40-F.

Exhibits 13.1 and 23.1 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the Company: Form F-9 (File No. 333-154961).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2009

TRANSCANADA PIPELINES LIMITED

By:	/s/ Gregory A. Lohnes
Gregory A. Lohnes
Executive Vice-President and
Chief Financial Officer

By:	/s/ Donald J. DeGrandis
Donald J. DeGrandis
Corporate Secretary

EXHIBIT INDEX

13.1	Refiled reconciliation to U.S. GAAP with respect to the financial statements of TransCanada PipeLines Limited included in its Annual Report of Form 40-F for the year ended December 31, 2008.
23.1	Consent of KPMG, LLP, Chartered Accountants.